Exhibit 77(Q1)(7C)

Addendum to Question 7.C on Form N-SAR

List the name of each series and give a consecutive number to each series in excess of the 99 consecutive series permitted by the Form.

Please refer to the most recent shareholders report for additional information concerning the funds.

Is this the Series last filing
Series Number	Series Name	for this series? (Y/N)
110	Nationwide Long/Short Equity Fund	N